Filed Pursuant to Rule 424(b)(3)
File No. 333-146418

PROSPECTUS

SULPHCO, INC.

9,087,859 Shares of Common Stock

This prospectus relates to the reoffer and resale, from time to time, of up to 9,087,859 common shares by the selling security holders listed on page 18 of this prospectus.

The reoffer and resale of the common shares covered by this prospectus will be made by the selling security holders listed in this prospectus in accordance with one or more of the methods described in the plan of distribution, which begins on page 26 of this prospectus. We will not receive any of the proceeds from the sale of any common shares by the selling security holders, but we have agreed to bear certain expenses of registering the resale of the common shares under federal and state securities laws.

Our common stock is listed on the American Stock Exchange under the symbol "SUF." On September 28, 2007, the last reported sale price of our common stock on the American Stock Exchange was $8.80 per share.

Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 18, 2007

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

SUMMARY

This summary highlights important information included in or incorporated by reference in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the documents incorporated by reference in this prospectus.

References to "we," "us," "our company" and "SulphCo" refer to SulphCo, Inc.

Our Business

We are engaged in the business of developing and commercializing our patented and proprietary technology for the “upgrading” of crude oil by reducing its relative density, its viscosity and its sulfur and nitrogen content. Our patented and proprietary process, which we refer to as Sonocracking™, is based upon the novel use of high power ultrasonics - the application of high energy, high frequency sound waves - which alters the molecular structure of the crude oil. This decreases the relative density and viscosity of crude oil and correspondingly increases the amount of lighter oils that can be recovered during the refinery processes. Other beneficial changes to the crude oil as a result of the Sonocracking technology include a reduction in the weight percentage of sulfur as well as a reduction in the parts per million of nitrogen.

The markets for our Sonocracking™ technology and our Sonocracker™ units are crude oil producers and refiners. The economic value of crude oil is driven largely by both the relative density of the crude and sulfur content. Because our technology is expected to decrease the relative density of crude oil and at the same time reduce the sulfur content in a cost-effective way, the successful commercialization of our technology can be expected to produce economic benefits to future customers in these markets.

We have been developing our Sonocracking technologies on an ongoing basis since 1999. Testing has been done through in-house facilities and through third parties. Beginning in mid-2002 our development activities centered on re-designing, upgrading and testing of laboratory scale prototypes utilizing more powerful ultrasonic generators, and redesigning these prototypes to accommodate the more powerful generators.

During 2005, we completed construction of a 5,000 bbl/day Sonocracking unit and a 15,000 bbl/day Sonocracking unit at our facilities in Sparks, Nevada, which culminated months of testing the internal components of the unit at our facility. These units are designed to be modular in order to facilitate both scalability and maintenance. The 15,000 bbl/day unit incorporates three reactor probe assemblies and associated equipment as used in the 5,000 bbl/day unit. Both the 5,000 and 15,000 bbl/day units are prototypes used for demonstration to customers who may request customized alterations to fit their processing needs.

Approximately two years ago, we also completed the design of a Sonocracking unit intended to process 30,000 bbl/day. This unit is based upon the design of the 5,000 and 15,000 bbl/day prototypes, whereby a 15,000 bbl/day unit consists of three 5,000 bbl/day units, and a 30,000 bbl/day unit consists of six 5,000 bbl/day units. In December 2005, we entered into an agreement with NTG GmbH (NTG) of Gelnhausen, Germany to manufacture seven 30,000 bbl/day fully automated, stainless steel Sonocracking units pursuant to SulphCo’s design and specifications. Six of these units were installed in our test facility in Fujairah, United Arab Emirates (“Fujairah”). The 30,000 bbl/day unit is expected to be used as a commercial prototype when fulfilling future orders.

During 2006, we entered into Memorandums of Understanding (“MOU”), Letters of Intent (“LOI”) and testing agreements with several major oil companies including Total in France, Petrobras in Brazil, SK Corporation in South Korea, Hyundai Oilbank Co., Ltd in South Korea, and OMV in Austria. These agreements indicate the market’s interest in the SulphCo, Inc. Sonocracking ™ technology and provide us several avenues for validation testing of the process. Furthermore, these testing agreements lay the groundwork for future commercial discussions and development options for the technology.

In 2006, we entered into an MOU with Pierson Capital International Ltd (“Pierson”). As part of the agreement, Pierson accepted the appointment as SulphCo, Inc.’s advisor and coordinator for operational logistics associated with the Sonocracking™ technology, beginning with the test facility under construction in Fujairah, UAE. Included within the scope of Pierson’s involvement in Fujairah are marine terminal capabilities, storage and tanker capacities, and import and export management.

We continued construction of an 180,000 bbl/day Sonocracking™ test facility in Fujairah, UAE throughout 2006. Over the course of the year, over $20 million was invested in a test facility. Although progress in 2006 was hampered with delays due to poor execution by our construction contractor, several steps were taken to remediate those issues, and we commissioned the first Sonocracking ™ unit in August of 2007.

In late 2006 and early 2007, we engaged two external vendors to facilitate the development of ultrasound probes with improved operational performance and reliability. We received and tested the first set of improved probe prototypes in January, with encouraging results with respect to reliability. The next set of improved probe prototypes was received in late February of 2007. Preliminary results showed improved reliability and the current research focus centers on the necessary processing performance required by the probe to effect the Sonocracking® process. Subsequent improvements in the probe design and reliability are underway and are expected to continue throughout 2007. In addition to these efforts, we continue to pursue and evaluate other "off the shelf" solutions that are available for ultrasound probes companies.

We are a development stage company. From our inception through the date of this prospectus, we have not generated any material revenues and have not made a profit. As of June 30, 2007, we have an accumulated deficit of approximately $81.1 million. For the three and six-month periods ended June 30, 2007, the Company recognized net losses of $7.2 million and $10.2 million, respectively. We are unable to predict when we will be able to generate revenues from commercial activities on a sustained basis or the amounts expected from such activities. Our ability to generate revenues and profits in the future is dependent upon the successful commercialization of our Sonocracking™ technology. We cannot assure you when or if our Sonocracking™ technology will be successfully commercialized or when or if we will be able to generate material revenues on a sustained basis or achieve or maintain profitability even if we succeed in commercializing our technology.

Our Company

We were incorporated in the State of Nevada in 1986. Our predecessor, GRD, Inc., commenced its current line of business in 1999. Our executive offices are located at 4333 W. Sam Houston Pkwy N., Suite 190, Houston, TX 77043. Our telephone number is (713) 896-9100. Our corporate website is www.sulphco.com. Information contained in our website is not part of this prospectus.

The Shares Offered in this Prospectus

Common stock offered
Up to 9,087,859 shares of our common stock are being offered by the selling security holders under this prospectus.

5,952,068 shares are shares of common stock underlying warrants issued to certain investors, pursuant to Amendment No. 1 to Securities Purchase Agreements and Warrants, dated as of March 12, 2007. Details of the these warrants are as follows:

•  All warrants are exercisable at $2.68 per share for 5,952,068 shares of common stock and are exercisable for a period of 36 months commencing on the date of their issuance;

70,000 shares of our common stock are being offered by Mustang Engineering, L.P. (“Mustang”), who received such shares as fee for services to the Company. Mustang received 17,500 shares of common stock and an option to purchase 52,500 shares of common stock at $3.50 per share, under the Master Services Agreement, dated March 29, 2006, as amended as of September 13, 2006 and August 21, 2007.

1,315,791 shares are shares of common stock underlying a convertible note issued to certain investors as of April 24, 2007, who had purchased such notes from Rudolf Gunnerman (the "Gunnerman Note"). The notes are convertible into shares of common stock at a price of $3.80 per share and mature on December 31, 2008.

1,750,000 shares of our common stock are being offered by certain purchasers of the Gunnerman Note, who received options to purchase 1,625,000 shares of common stock and 125,000 shares of common stock from Dr. Gunnerman as part of the consideration for the Gunnerman Note purchase.

Use of Proceeds
All of the shares of common stock being offered under this prospectus are being offered and sold by the selling security holders. Accordingly, although we may receive proceeds from time to time from the exercise of warrants and options by the selling security holders, we will not receive any proceeds from the resale of the shares by the selling security holders.

Transfer Agent and Registrar	Integrity Stock Transfer

RISK FACTORS

We are a development stage company with a limited operating history, which makes it more difficult to predict whether we will be able to successfully commercialize our technology and implement our business plan.

We are a development stage company with a limited operating history, and our principal technologies and products are not yet commercially proven. Accordingly, there is a limited operating history upon which to base an assumption that we will be able to successfully implement our business plan.

Our technologies are not fully developed, are commercially untested, and therefore, the successful development and commercialization of our technologies remain subject to significant uncertainty.

Our activities, to date, have involved the research and development of our crude oil desulphurization and upgrading technologies and the construction of a test facility. We have not yet generated any material revenues since commencing these activities in January 1999. Commercial application of our technologies will require further investment, development and testing. We may be unable to complete the commercialization of our technologies on a timely basis, or at all.

Development and commercialization of a new technology, such as our Sonocracking™ process, is inherently subject to significant risks. Accordingly, we cannot assure that our technology will perform in a commercial scale setting as indicated in initial laboratory or small scale testing or that we will be able to successfully commercialize our technology. Introducing and enhancing a new technology involves numerous technical challenges, substantial financial and personnel resources, and often takes many months or years to complete. We cannot be certain that we will be successful at commercializing our technology on a timely basis, or in accordance with milestones, if at all. In addition, we cannot be certain that, once our processing unit is made operational in a commercial setting, the unit will perform as expected. Our technology is complex and, despite further vigorous testing and quality control procedures, may contain undetected errors. Any inability to timely deliver a commercially viable unit could have a negative effect on our business, revenues, financial condition and results of operations.

We have a history of operating losses and have not generated material revenues to date, and we are unable to predict when or if we will generate material revenues on a sustained basis or achieve profitability.

We have not generated any material revenues, and we have experienced significant operating losses in each period since we commenced our current line of business in January 1999. As of June 30, 2007, we had an accumulated deficit of approximately $81.1 million, including approximately $12.4 million of stock-based compensation expense. These losses are principally associated with the research and development of our Sonocracking™ units, research and development of ultrasound technologies, development of pre-production prototypes and related marketing activity, and we expect to continue to incur expenses in the future for development, commercialization and sales and marketing activities related to the commercialization of our technology. We cannot predict when or to what extent our technology or resulting products will begin to produce revenues on a sustained basis, or whether we will ever reach profitability. If we are unable to achieve significant levels of revenue on a sustained basis, our losses will continue. If this occurs, we may be compelled to significantly curtail our business activities or suspend or cease our operations.

We may not have sufficient working capital in the future, and we may be unable to obtain additional capital, which could result in the curtailment, suspension or cessation of our business activity. If we obtain additional financing, you may suffer significant dilution.

In the past we have financed our research and development activities primarily through debt and equity financings from third parties and our principal shareholder, Rudolf W. Gunnerman. Our existing capital resources may not be sufficient to fund our cash requirements for the next 12 months based upon our current levels of expenditures and anticipated needs. We expect that additional working capital will be required in the future. There is substantial doubt about our ability to continue as a going concern, as discussed in Note 1 to our 2006 annual financial statements (incorporated herein by reference). Our ability to continue as a going concern is dependent on our ability to implement our business plan and raise additional funds.

The extent and timing of our future capital requirements will depend upon several factors, including:

•	Obtaining test results validating the technology;

•	Continued progress toward commercialization of our technologies;

•	Rate of progress and timing of product commercialization activities and arrangements; and

•
In the event that a collaborative partner is necessary, our ability to establish and maintain collaborative arrangements with third parties for product development, commercialization, marketing, sales and manufacturing.

Accordingly, our capital requirements may vary materially from those currently planned, and we may require additional financing sooner than anticipated.

Sources of additional capital, other than from future revenues (for which we presently have no commitments) include proceeds from the exercise of warrants issued to the investors in the March 2007 placement, funding through collaborative arrangements, licensing arrangements and debt and equity financings. We do not know whether additional financing will be available on commercially acceptable terms when needed. If we cannot raise funds on acceptable terms, we may not be able to successfully commercialize our technology, or respond to unanticipated requirements. If we are unable to secure such additional financing, we may have to curtail, suspend or cease all or a portion of our business activities. Further, if we issue equity securities, our shareholders may experience severe dilution of their ownership percentages, and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

Commercial activities by us in foreign countries could subject us to political and economic risks which could impair future potential sources of revenue or impose significant costs.

We are currently engaged in activities outside the U.S., including the United Arab Emirates and South Korea, and we expect to continue to do so in the future, either directly, or through partners, licensees or other third parties, in connection with the commercialization of our technologies. The transaction of business by us in a foreign country, either directly or through partners, licensees or other third parties, may subject us, either directly or indirectly, to a number of risks, depending upon the particular country. These risks may include, with respect to a particular foreign country:

•	Government activities that may result in the curtailment of contract rights;

•	Government activities that may restrict payments or limit the movement of funds outside the country;

•	Confiscation or nationalization of assets;

•	Confiscatory or other adverse foreign taxation regulations;

•	Acts of terrorism or other armed conflicts and civil unrest;

•	Currency fluctuations, devaluations and conversion restrictions; and

•	Trade restrictions or embargoes imposed by the U.S. or a foreign country.

Many of these risks may be particularly significant in some oil producing regions, such as the Middle East and South America.

We may have difficulty managing our growth.

We expect to experience significant growth if we are successful in our efforts to roll out our Sonocracking units on a worldwide basis. This growth exposes us to increased competition, greater operating, marketing and support costs and other risks associated with entry into new markets and the development of new products, and could place a strain on our operational, human and financial resources. To manage growth effectively, we must:

•	attract and retain qualified personnel;

•	upgrade and expand our infrastructure so that it matches our level of activity;

•	manage expansion into additional geographic areas; and

•	improve and refine our operating and financial systems and managerial controls and procedures.

If we do not effectively manage our growth, we will not be successful in executing our business plan, which could materially adversely affect our business, results of operations and financial condition.

Our strategy for the development and commercialization of our technologies contemplates collaborations with third parties, making us dependent on them for our success.

We do not possess all of the capabilities to fully commercialize our desulphurization and upgrading technologies on our own. Our success may depend upon partnerships and strategic alliances with third parties. Collaborative agreements involving the development or commercialization of technology such as ours generally pose such risks as:

•	Collaborators may not pursue further development or commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

•
Collaborators may delay development activities, underfund development activities, stop or abandon development activities, repeat or conduct new testing or require changes to our technologies for testing;

•	Collaborators could independently develop, or develop with third parties, products that could compete with our future products;

•	The terms of our agreements with collaborators may not be favorable to us;

•	A collaborator may not commit enough resources, thereby delaying commercialization or limiting potential revenues from the commercialization of a product;

•
Collaborations may be terminated by the collaborator for any number of reasons, including failure of the technologies or products to perform in line with the collaborator’s objectives or expectations, and such termination could subject us to increased capital requirements if we elected to pursue further activities.

We have very limited manufacturing, marketing and sales experience, which could result in delays to the implementation of our business plan.

We have very limited manufacturing, marketing and product sales experience. We cannot assure you that contract manufacturing services will be available in sufficient capacity to supply our product needs on a timely basis. If we decide to build or acquire commercial scale manufacturing capabilities, we will require additional management and technical personnel and additional capital.

We rely on third parties to provide certain components for our products. If our vendors fail to deliver their products in a reliable, timely and cost-efficient manner, our business will suffer.

We currently depend on relationships with third parties such as contract manufacturing companies and suppliers of components critical for the product we are developing in our business. If these providers do not produce these products on a timely basis, if the products do not meet our specifications and quality control standards, or if the products are otherwise flawed, we may have to delay product delivery, or recall or replace unacceptable products. In addition, such failures could damage our reputation and could adversely affect our operating results. As a result, we could lose potential customers and any revenues that we may have at that time may decline dramatically.

We are highly dependent on our key personnel to manage our business, and because of competition for qualified personnel, we may not be able to recruit or retain necessary personnel. The loss of key personnel or the inability to retain new personnel could delay the implementation of our business plan.

Our success depends to a significant degree on the continued services of our senior management and other key employees, and our ability to attract and retain highly skilled and experienced scientific, technical, managerial, sales and marketing personnel. We cannot assure you that we will be successful in recruiting new personnel or in retaining existing personnel. None of our senior management or key personnel has long term employment agreements with us. We do not maintain key person insurance on any members of our management team or other personnel. The loss of one or more key employees or our inability to attract additional qualified employees could delay the implementation of our business plan, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, we may experience increased compensation costs in order to attract and retain skilled employees.

Because the market for products utilizing our technologies is still developing and is highly competitive, we may not be able to compete successfully in the highly competitive and evolving desulphurization and upgrading market.

The market for products utilizing our technologies is still developing and there can be no assurance that our products will ever achieve market acceptance. Because we presently have no customers for our business, we must convince petroleum producers, refiners and distributors to utilize our products or license our technology. To the extent we do not achieve market penetration, it will be difficult for us to generate meaningful revenue or to achieve profitability.

The success of our business is highly dependent on our patents and other proprietary intellectual property, and we cannot assure you that we will be able to protect and enforce our patents and other intellectual property.

Our commercial success will depend to a large degree on our ability to protect and maintain our proprietary technology and know-how and to obtain and enforce patents on our technology. We rely primarily on a combination of patent, copyright, trademark and trade secrets laws to protect our intellectual property. Although we have filed multiple patent applications for our technology, and we have five issued patents in the U.S., our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that any patents will be issued pursuant to our current or future patent applications or that patents issued pursuant to such applications will not be invalidated, circumvented or challenged. Also, we cannot assure you that the rights granted under any such patents will provide the competitive advantages we anticipate or be adequate to safeguard and maintain our proprietary rights. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Moreover, we cannot assure you that third parties will not infringe, design around, or improve upon our proprietary technology.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventor's rights agreements with our employees and third parties. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons will not assert rights to intellectual property arising out of these relationships.

We are a new entrant in our business and we face significant competition.

We are a new entrant in the market for development and sale of upgrading and sulfur reduction technology to the oil industry. We face well-established and well-funded competition from a number of sources. Our competitors in this area include manufacturers of conventional refinery desulphurization equipment and major integrated oil companies and oil refineries. Most of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing, sales and service resources than we do.

Because of their experience and greater research and development capabilities, our competitors might succeed in developing and commercializing competing technologies or products which would render our technologies or products obsolete or non-competitive.

Regulatory developments could have adverse consequences for our business.

The regulatory environment that pertains to our business is complex, uncertain and changing rapidly. Although we anticipate that existing and proposed governmental mandates regulating the sulfur content of petroleum products will continue to provide an impetus for customers to utilize our Sonocracking™ technology for desulphurization, it is possible that the application of existing environmental legislation or regulations or the introduction of new legislation or regulations could substantially impact our ability to launch and promote our proprietary technologies, which could in turn negatively impact our business.

Rules and regulations implementing federal, state and local laws relating to the environment will continue to affect our business, including laws and regulations which may apply to the use and operation of our Sonocracker™ units, and we cannot predict what additional environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not been applied previously. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could have a materially adverse effect on our business.

To date, environmental regulation has not had a material adverse effect on our business, which is presently in the development stage. However, future activities may subject us to increased risk when we commercialize our units by reason of the installation and operation of these units at customer sites. We intend to address these risks by imposing contractual responsibility whenever practicable, on third party users for maintaining necessary permits and complying with applicable environmental laws governing or related to the operation of our units. However, these measures may not fully protect us against environmental risks. Furthermore, although we may be entitled to contractual indemnification from third parties for environmental compliance liabilities, this would not preclude direct liability by us to governmental agencies or third parties under applicable federal and state environmental laws. We are presently unable to predict the nature or amount of additional costs or liabilities which may arise in the future related to environmental regulation. However, such future liabilities and costs could be material.

We may be sued for product liability, which could result in liabilities which exceed our available assets.

We may be held liable if any product we develop, or any product which is made with the use of any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or use. We currently have no product liability insurance. When we attempt to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could inhibit the commercialization of products developed by us. If we are sued for any injury caused by our products, our liability could exceed our available assets.

We are the defendant in several lawsuits, in which an adverse judgment against us could result in liabilities which exceed our available assets.

Details of the current status of outstanding litigation involving the Company are available in the Form 10-K for the fiscal year ended December 31, 2006, and the Forms 10-Q for the quarterly periods ended March 31, 2007, and June 30, 2007. An adverse judgment in any of these cases could result in material harm to our business or result in liabilities that exceed our available assets.

Our stock price is volatile, which increases the risk of an investment in our common stock.

The trading price for our common stock has been volatile, ranging from a sales price of $0.21 in October 2003, to a sales price of over $19.00 per share in January of 2006. The price has changed dramatically over short periods with decreases of more than 50% and increases of more than 100% percent in a single day. An investment in our stock is subject to such volatility and, consequently, is subject to significant risk.

Sales of our common stock, or market expectations of such sales, may have an adverse impact on the market price of our common stock.

This prospectus relates to the sale of up to 9,087,589 shares of common stock by the selling security holders. Large sales volumes by the selling security holders or market expectations of such sales could adversely affect the market price of our common stock.

The potential exercise of outstanding warrants and options and the potential conversion of our convertible notes could adversely affect the market price of our common stock, dilute the holdings of existing stockholders and impede our ability to obtain additional equity financing.

As of September 28, 2007, we had outstanding (i) warrants to purchase 5,977,480 shares of our common stock, (ii) options to purchase 1,617,000 shares of our common stock and (iii) notes payable convertible into 1,315,791 shares of our common stock. If the warrant and option holders exercise their warrants and options and convertible note holders convert their convertible notes, we will be obligated to issue additional shares of common stock at the stated exercise or conversion price. The existence of such rights to acquire common stock at fixed prices may prove a hindrance to our efforts to raise future equity funding, and the exercise of such rights will dilute the percentage ownership interest of our stockholders and may dilute the value of their ownership. Future sales of shares issuable on the exercise of outstanding warrants and options or the conversion of the convertible notes at fixed prices below prevailing market prices, or expectations of such actions, could adversely affect the prevailing market price of our common stock, particularly since such warrants or options may be exercised and the convertible notes may be converted at a fixed price and resold. Further, the holders of the outstanding warrants or options and the holders of the convertible notes may exercise or convert them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our stockholders may receive dividends if, as and when declared by our board of directors, we do not presently intend to pay dividends on our common stock until we are able to generate revenues and profits on a sustained basis and available cash exceeds our working capital requirements. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.

In certain cases, our board of directors has the ability to issue additional shares of our common stock without obtaining the approval of our stockholders, which issuances may result in further dilution to our stockholders.

Our corporate charter currently authorizes our board of directors to issue up to 100,000,000 shares of common stock, of which 78,569,163 shares were outstanding as of September 28, 2007. In certain cases, the power of the board of directors to issue shares of common stock or warrants to purchase shares of common stock is not subject to stockholder approval under Nevada state law, the state of our corporate organization. Any additional issuance of our common stock may have the effect of further diluting the equity interest of our stockholders.

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock, none of which are issued or outstanding, and to determine the price, and the rights, preferences, privileges and restrictions, without any further vote or action by our stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Rights, preferences and privileges applicable to future preferred stock issuances could include dividend, liquidation and voting rights which are greater than rights afforded our common stockholders. Because the holders of preferred stock may be entitled to vote on some matters as a class, issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company. The issuance of preferred stock, while providing desirable flexibility, could have the effect of making it more difficult for a third party to acquire control of our company.

Our former Chairman and CEO may attempt to control corporate decisions, and his interests may differ from the interests of other stockholders.

As of the date of this prospectus Rudolf W. Gunnerman beneficially owned approximately 34.9 % of our issued and outstanding common stock. Accordingly, Dr. Gunnerman may effectively be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. Dr. Gunnerman’s interests may differ from the interests of other stockholders and, therefore, result in corporate decisions that may be disadvantageous to other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could have a material adverse effect on our stock price.

There may be adverse consequences to our shareholders and our business if our common stock ceases to be quoted on the American Stock Exchange or a principal stock exchange.

To continue to be listed on the American Stock Exchange, we must maintain certain requirements. If we fail to satisfy one or more of the requirements, our common stock may be delisted. If our common stock is delisted, and does not become listed on another stock exchange, then it will be traded, if at all, in the over-the-counter market commonly referred to as the NASD, Inc. OTC Bulletin Board or the "pink sheets." If this occurs, it may be more difficult for you to sell our common stock.

Because our common stock may be subject to rules governing low priced securities, market liquidity for our common stock could be adversely impacted.

If our common stock trades below $5.00 per share and is not listed on the American Stock Exchange or a national or regional securities exchange, our common stock is subject to the low priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the penny stock market. These rules also require that the broker determine, based upon information obtained from the investor, that transactions in penny stocks are suitable for the investor, and require the broker to obtain the written consent of the investor prior to effecting the penny stock transaction. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. So long as our common stock is characterized as a penny stock, the market liquidity for these shares could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell these securities and, in turn, the ability of stockholders to sell their shares in the secondary market.

As of December 31, 2006 and in subsequent quarters through June 30, 2007 we have concluded that our disclosure controls and procedures regarding information required to be included in SEC reports were not effective due to material weaknesses, and we might find other material weaknesses in the future which may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under federal securities laws. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

As of December 31, 2006 and in subsequent quarters through June 30, 2007, we detected material weaknesses in our disclosure controls and procedures regarding information required to be included in SEC reports. As a result of these weaknesses, management has concluded that as of December 31, 2006, and in subsequent quarters through June 30, 2007, our disclosure controls and procedures were not effective as of such dates. In particular, management concluded that:

•	There were deficiencies in the communications between previous management to the Board of Directors and the Audit Committee;

•
We did not have adequate controls over the accounting, review and processing of transactions involving decisions to expense or capitalize certain items involving research and development, fixed assets and patent maintenance;

•	We did not have adequate transaction controls over the accounting, review and processing of liability recognition at the end of accounting periods;

•	We did not have adequate controls over the accounting, review and processing of transactions involving issuances of stock and options or cash commitments; and

•	We lacked personnel with sufficient financial expertise and experience to make appropriate judgments resulting in appropriate accounting and financial reporting.

The Company has attempted to address these issues and continues to address them as it makes transitions with new management. In the first quarter of 2007, the Company hired a new CEO and a new President. And in the second quarter of 2007, the Company hired a new CFO. The Company has and is taking steps to remediate the material weaknesses in our disclosure controls and procedures, including the adoption of written policies for the areas found to be deficient. However, we have not completed our remediation effort and we cannot assure you that we will be able to completely remediate our material weaknesses. We might find other material weaknesses in the future. To the extent that any significant deficiencies or material weaknesses exist in our disclosure controls and procedures, such weaknesses may adversely affect our ability to provide timely and reliable information necessary for the conduct of our business and satisfaction of our reporting obligations under federal securities laws, including the preparation of interim and annual financial statements in accordance with generally accepted accounting principles and SEC rules. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding:

•   implementing our business strategy;
•   development, commercialization and marketing of our products;
•   our intellectual property;
•   our estimates of future revenue and profitability;
•   our estimates or expectations of continued losses;
•   our expectations regarding future expenses, including research and development, sales and marketing, manufacturing and general and administrative expenses;
•   difficulty or inability to raise additional financing, if needed, on terms acceptable to us;
•   our estimates regarding our capital requirements and our needs for additional financing;
•   attracting and retaining customers and employees;
•   sources of revenue and anticipated revenue; and
•   competition in our market.

These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not required to and do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under “Risk Factors” and elsewhere in this prospectus.

In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that we have obtained this information from reliable sources that customarily are relied upon by companies in our industry, but we have not independently verified any of this information.

USE OF PROCEEDS

All of the shares of common stock being offered under this prospectus are being offered and sold by the selling security holders. Accordingly, although we may receive proceeds from time to time from the exercise of warrants and options by the selling security holders, we will not receive any proceeds from the resale of the shares by the selling security holders.

SELLING SECURITY HOLDERS

Up to 9,087,859 shares of our common stock are being offered by the selling security holders under this prospectus. Details of the share issuances are described below.

Amendment No. 1 to Securities Purchase Agreements and Warrants

Pursuant to Amendment No. 1 to Securities Purchase Agreements and Warrants (“Amendment No.1”), dated as of March 12, 2007, between the Company and certain accredited investors, we agreed to issue warrants to purchase an aggregate of 5,952,068 shares of our common stock at $2.68 per share. These warrants were granted to the selling security holders as an incentive to immediately exercise warrants that had been previously issued to such holders under (i) a Securities Purchase Agreement, dated as of June 3, 2004 (the “June 3, 2004 Warrants”), (ii) a Securities Purchase Agreement, dated as of June 15, 2004 (the “June 15, 2004 Warrants,” and together, with the June 1, 2004 Warrants, the “2004 Warrants”) and (iii) a Securities Purchase Agreement, dated as of March 29, 2006 (the “2006 Warrants,” and together with the 2004 Warrants, the “Original Warrants”). The Original Warrants were exercised by August 27, 2007, resulting in gross proceeds of $13,259,689.

The warrants we issued in connection with Amendment No. 1 (the “Warrants”) are exercisable for a period of 36 months commencing on their date of issuance. The Warrants contain anti-dilution provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events. Payment of the exercise price of the Warrants may be made, at the option of the Warrant holder, either in cash or by a "cashless exercise." Upon a cashless exercise, in lieu of paying the exercise price in cash, the Warrant holder would receive shares of common stock with a value equal to the difference between the market price (the average of the closing prices of the common stock for the five trading days immediately preceding the exercise date) at the time of exercise and the then current exercise price multiplied by the number of shares so exercised.

Amendment No. 1 requires us to register the shares of our common stock issuable upon exercise of the derivative securities for the accounts of the selling security holders. This prospectus is part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission under the Securities Act of 1933, as amended, covering the resale of such shares of our common stock from time to time by the selling security holders.

Shares Issued to Mustang International, L.P.

Pursuant to the Master Services Agreement and the related Engineering Work Release dated as of March 29, 2006, as amended as of September 13, 2006 and August 21, 2007, the Company agreed to issue 17,500 shares of common stock and options to purchase 52,500 shares of common stock at an exercise price of $3.50 per share to Mustang International, L.P. (“Mustang”) in lieu of cash, for services provided. The options vest immediately and expire on April 1, 2010.

Shares Received by Purchasers of the Gunnerman Note

On April 27, 2007, the Company executed that certain Allonge to Promissory Note (the “Allonge”) with certain investors listed therein (the “Note Purchasers”). The Note Purchasers bought the note originally issued by us to our former Chairman and CEO, Rudolf Gunnerman on December 31, 2004 in the amount of $7,000,000 (the “Gunnerman Note”). The unpaid principal balance of $5,000,000 of this note was assigned by Dr. Gunnerman to the Note Purchasers on April 24, 2007. The Allonge amended the note and granted the Purchasers the ability to immediately convert the note into shares of our common stock, at a conversion price of $3.80 per share (the “Convertible Note”).

The Note Purchasers also received options to purchase an aggregate of 1,625,000 shares of common stock and 125,000 shares of restricted stock from Dr. Gunnerman. The Company agreed to register these shares.

The sale and issuance of the units, common stock, warrants, additional investment rights and related securities are deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933 and have been made without general solicitation or advertising.

Except as indicated in the notes to the table appearing below, the selling security holders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years, other than as a result of the ownership of our securities.

The following table sets forth information with respect to the number of shares of common stock which are beneficially owned by the selling security holders named below based on information received by us from the selling security holders on or before September 11, 2007, and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Shares of common stock which may be acquired by a beneficial owner upon exercise or conversion of warrants, options or rights which are currently exercisable or exercisable within 60 days are included in the table. Except as indicated by footnote, to our knowledge, the persons named in the table below have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock being registered. The table assumes that the selling security holders exercise all of their rights and warrants, and sell all of such shares. We are unable to determine the exact number of shares that will actually be offered or sold pursuant to this prospectus. In addition, the selling security holders may have sold, transferred or otherwise disposed of all or a portion of the common stock shown as beneficially owned by them since the date information was provided to us by the selling security holders, in transactions exempt from the registration requirements of the Securities Act of 1933 or pursuant to the prospectus. Some of the selling security holders may also hold additional shares that have previously been registered under the Securities Act of 1933.

	Number of Shares Owned Prior to the Offering		Number of Shares Being Offered	Number of Shares Owned After the Offering	Percentage of Shares Owned After the Offering

The Merav Abbe Irrevocable Trust	651,668	(1)	486,080	165,588	*
Nancy Abbe Trust	190,590	(2)	95,295	95,295	*
Colman Abbe	937,544	(3)	47,648	889,896	1.13
Cranshire Capital, L.P.	330,000	(4)	175,000	155,000	*
Romana Ltd.	681,761	(5)	190,587	491,174	*
Scot J. Cohen	1,610,992	(6)	928,352	682,640	*
Bruce T. Bernstein	122,540	(7)	71,470	51,070	*
Morris Wolfson	1,171,335	(8)	260,348	910,987	1.16
Aaron Wolfson	1,182,860	(9)	460,547	722,313	*
Iroquois Master Fund Ltd.	1,291,706	(10)	1,291,706	0	*
Ellis International Limited Inc.	904,374	(11)	733,020	171,354	*
Michael Gantcher	63,000		21,000	42,000	*
Joshua Silverman	73,287	(12)	52,287	21,000	*
Brian Daly	23,821	(13)	23,821	0	*
Eli Levitin	205,137	(14)	110,137	95,000	*
Abraham Wolfson	341,105	(15)	150,210	190,895	*
South Ferry #2	690,487	(16)	290,487	400,000	*
Ari Dani Corp.	165,000	(17)	100,000	65,000	*
Blizzard Capital	4,000,000	(18)	2,000,000	2,000,000	2.54
Northfield Advisors Inc.	1,500,000	(19)	500,000	1,000,000	1.27
Mustang International, L.P.	70,000	(20)	70,000	0	*
Scot Jason Cohen Foundation Inc.	49,782	(21)	49,782	0	*
Edward Rosenblum	389,694	(22)	93,341	296,353	*
Devidas Budrani	215,378		202,153	13,225	*
Philip Mirabelli	31,287	(23)	31,287	0	*
Ellis Capital LLC	653,301	(24)	653,301	0	*
TOTAL**	17,546,649		9,087,859	8,458,790	10.77
_______________

*	Less than 1%.

**
Reflects beneficial ownership as determined in accordance with the provisions of Section 13 under the Securities Exchange Act of 1934 and the applicable rules thereunder, which in some instances results in the same shares reflected as being owned by more than one selling security holder. Accordingly, the total number of shares shown in this column as being owned prior to the offering is greater than the sum of the “Number of Shares Being Offered” and “Number of Shares Owned After the Offering.”

(1)	Colman Abbe, as the trustee of The Merav Abbe Irrevocable Trust, has the power to vote or dispose of the securities held by the trust. Colman Abbe is the father-in-law of Merav Abbe.

(2)	Colman Abbe, as the trustee of the Nancy Abbe Trust, has the power to vote or dispose of the securities held by the trust. Colman Abbe is Nancy Abbe’s husband.

(3)
The beneficial ownership amount includes the number of shares owned by The Merav Abbe Irrevocable Trust and the Nancy Abbe Trust, for which Colman Abbe is the trustee. Colman Abbe is Merav Abbe’s father-in-law and Nancy Abbe’s husband.

(4)
Mitchell P. Kopin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital, L.P., has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchel P. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P. Cranshire confirms as follows: (i) that it is Cranshire's policy not to enter into any short sales or other securities transactions while in possession of material, non-public information regarding the security in question, and (ii) that Cranshire acknowledges, and it is Cranshire's policy to comply with the position of the staff of the Securities and Exchange Commission, that short sales of common stock made prior to the effectiveness of a PIPE re-sale registration statement may not be covered with the shares acquired in the PIPE transaction and subject to such registration statement.

(5)	Moses Kraus is the person with dispositive voting or investment control.

(6)
Scot Cohen is a director of Iroquois Master Fund, Ltd (“Iroquois”). Joshua Silverman is also a director of Iroquois. Scot Cohen does not have the power to vote or otherwise dispose of securities held by Iroquois or Joshua Silverman, and Iroquois and Joshua Silverman do not have the power to vote or otherwise dispose of securities held by Scot Cohen. Scot Cohen is the founder of the Scot Jason Cohen Foundation, Inc. (the “Foundation”). Scot Cohen does not have the power to vote or otherwise dispose of securities held by the Foundation and the Foundation likewise does not have the power to vote or otherwise dispose of securities held by Scot Cohen.

(7)	Bruce Bernstein is a co-owner with Brian Daly of Rockmore Capital, LLC, an unregistered investment adviser.

(8)
The beneficial ownership amount includes the number of shares owned by South Ferry #2, for which Morris Wolfson is the portfolio manager. Morris Wolfson disclaims beneficial ownership of the South Ferry #2 shares. He is the brother of Aaron Wolfson and Abraham Wolfson.

(9)
Aaron Wolfson is a General Partner of South Ferry #2. He has delegated investment and voting authority of the South Ferry #2 shares to Morris Wolfson. He is the brother of Morris Wolfson and Abraham Wolfson.

(10)
Iroquois is a Cayman Islands corporation, of which Scot Cohen and Joshua Silverman are directors. Iroquois has no power to vote or otherwise dispose of the securities held by either Scot Cohen or Joshua Silverman. Philip Mirabelli is a trader employed at Iroquois. Neither Philip Mirabelli nor Iroquois has the power to vote or otherwise dispose of the securities held by the other.  The Company has been informed that no short sales were entered into during the period beginning when Iroquois obtained knowledge that the Company was contemplating entering into convertible note and warrant transactions and ending upon the public announcement of such transactions. Iroquois considers its trading information confidential and proprietary and consequently does not disclose such information. Iroquois further states that no inference should be made based on this response that Iroquois has or does not have any short position in the Company’s common stock.

(11)	Ellis International Limited Inc. is an affiliate of Ellis Capital LLC. Martin Chopp and Wilhelm Ungar are the persons with dispositive voting or investment control of Ellis International Limited Inc.

(12)
Joshua Silverman is a director of Iroquois Master Fund Ltd. Scot Cohen is also a director of Iroquois. Neither Scot Cohen nor Joshua Silverman has the power to vote or dispose of the securities held by the other.

(13)	Brian Daly is a co-owner with Bruce Bernstein of Rockmore Capital, LLC, an unregistered investment adviser.

(14)	Eli Levitin is employed by Acta Realty Corp. (d/b/a The Wolfson Group), as Managing Director and General Counsel.

(15)
Abraham Wolfson is a general partner of South Ferry #2. He has delegated investment and voting authority of the South Ferry #2 shares to Morris Wolfson. He is the brother of Aaron Wolfson and Morris Wolfson.

(16)	Morris Wolfson is the portfolio manager of South Ferry #2. Aaron Wolfson and Abraham Wolfson are general partners of South Ferry #2.

(17)	David Israel is the person with dispositive voting or investment control.

(18)	Ragnar Thorisson is the person with dispositive voting or investment control.

(19)	Primeway SA has voting or investment control. The directors of Primeway SA are James Stuart Scobie, Stuart Wilkins, Philippe Robadin, Beat Kunz, Howard Nightingale and Andrew Cleeton.

(20)	M. Lassarat is the person with dispositive voting or investment control.

(21)
The Scot Jason Cohen Foundation Inc. was founded as a charitable corporation by Scot Cohen. However, Scot Cohen does not have the power to vote or otherwise dispose of securities held by the Foundation. Phyllis Cohen is the person with dispositive voting or investment control.

(22)	Edward Rosenblum has been a director of the Company since August 1, 2007.

(23)
Philip Mirabelli is employed as a trader for Iroquois Master Fund Ltd., but does not have the power to vote or dispose of the securities held by Iroquois, and Iroquois does not have the power to vote or dispose of the securities held by Philip Mirabelli. Scot Cohen and Joshua Silverman are directors of Iroquois, but neither Scot Cohen nor Joshua Silverman has the power to vote or dispose of the securities held by Philip Mirabelli and vice versa.

(24)	Ellis Capital LLC is an affiliate of Ellis International Limited Inc. Martin Chopp is the person with dispositive voting or investment control of Ellis Capital LLC.

Based on information obtained from the selling security holders, except as otherwise provided above in footnotes 4 and 10, none of the selling security holders have an existing short position in SulphCo’s common stock.

The total dollar value of the securities underlying the Convertible Notes and the Warrants registered for resale herein (using the number of underlying securities registered for resale and the average market price per share for those securities on the date of the sale of the warrants) is $26,737,077.

The following table provides details on the total possible profit the selling security holders could realize as a result of the discount for the securities underlying the Convertible Notes and Warrants and the gross proceeds payable to the Company in the Convertible Notes and Warrants.

Selling Security Holder	Total Possible Shares of Common Stock Underlying the Securities	Average Per Share Closing Price of SulphCo Stock on Grant Date	Average Per Share Exercise/ Conversion Price of Underlying Securities on Grant Date	Average Per Share Discount to Market on Grant Date	Total Dollar Value of Underlying Securities on Grant Date	Total Cost of Underlying Securities on Grant Date	Total Possible Discount to Market of Underlying Securities on Grant Date
2004 Warrant Holders	1,952,068	$3.17	$2.68	$0.49	$6,188,056	$5,231,542	$956,514

2006 Warrant Holders	4,000,000	$3.47	$2.68	$0.79	$13,891,125	$10,720,000	$3,171,125

Convertible Note Holders	1,315,791	$5.06	$3.80	$1.26	$6,657,896	$5,000,000	$1,657,896

Total	7,267,859	$3.68	$2.88	$0.80	$26,737,077	$20,951,542	$5,785,535

Total Dollar Value of Underlying Securities on Grant Date					$26,737,077

Gross Proceeds Paid or Payable to Company						$20,951,542

Total Possible Profit to be Realized as a Result of Discounts to Market							$5,785,535

The following table provides details on all prior securities transactions between SulphCo (or any of our predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons).

June 3, 2004 Private Placement
Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
The Merav Abbe Irrevocable Trust	06/03/2004	50,823,083	14,428,170	450,000		$0.93	$8.80
Nancy Abbe Trust	06/03/2004	50,823,083	14,428,170	225,001		$0.93	$8.80
Colman Abbe	06/03/2004	50,823,083	14,428,170	112,500		$0.93	$8.80
Cranshire Capital, L.P.	06/03/2004	50,823,083	14,428,170	450,000		$0.93	$8.80
Romana Ltd.	06/03/2004	50,823,083	14,428,170	450,000		$0.93	$8.80
Scot J. Cohen	06/03/2004	50,823,083	14,428,170	2,025,000		$0.93	$8.80
Bruce T. Bernstein	06/03/2004	50,823,083	14,428,170	168,753		$0.93	$8.80
Brian Daly	06/03/2004	50,823,083	14,428,170	56,249		$0.93	$8.80
Morris Wolfson	06/03/2004	50,823,083	14,428,170	337,499		$0.93	$8.80
Aaron Wolfson	06/03/2004	50,823,083	14,428,170	337,499		$0.93	$8.80
Ellis International Limited Inc.	06/03/2004	50,823,083	14,428,170	1,012,500		$0.93	$8.80
Philip Mirabelli	06/03/2004	50,823,083	14,428,170	45,000		$0.93	$8.80

TOTAL				5,670,001	39.3%

June 15, 2004 Private Placement
Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
The Merav Abbe Irrevocable Trust	06/15/2004	53,335,294	14,425,170	214,720		$1.92	$8.80
Nancy Abbe Trust	06/15/2004	53,335,294	14,425,170	107,360		$1.92	$8.80
Colman Abbe	06/15/2004	53,335,294	14,425,170	53,680		$1.92	$8.80
Cranshire Capital, L.P.	06/15/2004	53,335,294	14,425,170	214,720		$1.92	$8.80
Romana Ltd.	06/15/2004	53,335,294	14,425,170	214,720		$1.92	$8.80
Scot J. Cohen	06/15/2004	53,335,294	14,425,170	966,240		$1.92	$8.80
Bruce T. Bernstein	06/15/2004	53,335,294	14,425,170	80,520		$1.92	$8.80
Brian Daly	06/15/2004	53,335,294	14,425,170	26,840		$1.92	$8.80
Morris Wolfson	06/15/2004	53,335,294	14,425,170	161,040		$1.92	$8.80
Aaron Wolfson	06/15/2004	53,335,294	14,425,170	161,040		$1.92	$8.80
Ellis International Limited Inc.	06/15/2004	53,335,294	14,425,170	483,120		$1.92	$8.80
Michael Gantcher	06/15/2004	53,335,294	14,425,170	61,000		$1.92	$8.80
Joshua Silverman	06/15/2004	53,335,294	14,425,170	61,000		$1.92	$8.80
Philip Mirabelli	06/15/2004	53,335,294	14,425,170	65,392		$1.92	$8.80

TOTAL				2,871,392	19.91%

March 29, 2006 Private Placement
Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
Morris Wolfson	03/29/2006	68,403,410	36,483,724	100,000		$7.22	$8.80
Aaron Wolfson	03/29/2006	68,403,410	36,483,724	200,000		$7.22	$8.80
Iroquois Master Fund Ltd.	03/29/2006	68,403,410	36,483,724	1,400,000		$7.22	$8.80
Ellis International Limited Inc.	03/29/2006	68,403,410	36,483,724	600,000		$7.22	$8.80
Eli Levitin	03/29/2006	68,403,410	36,483,724	40,000		$7.22	$8.80
Abraham Wolfson	03/29/2006	68,403,410	36,483,724	60,000		$7.22	$8.80
South Ferry #2	03/29/2006	68,403,410	36,483,724	400,000		$7.22	$8.80
Ari Dani Corp. (f/k/a Sonia Corp.)	03/29/2006	68,403,410	36,483,724	200,000		$7.22	$8.80
Blizzard Capital	03/29/2006	68,403,410	36,483,724	4,000,000		$7.22	$8.80
Northfield Advisors Inc.	03/29/2006	68,403,410	36,483,724	1,000,000		$7.22	$8.80

			TOTAL	8,000,000	21.93%

* Does not include shares of common stock underlying any outstanding convertible securities, options, or warrants.

** Comprised of the total number of shares of our common stock that were outstanding prior to the transaction and held by persons other than the selling security holders, affiliates of the company, or affiliate of the selling security holders.

*** The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders.

+ Closing price of our common stock on September 28, 2007.

The following table provides further details on prior registration of shares of our common stock by the selling security holders.

Selling Security Holder	# Shares Registered for Resale in Prior Registration Statements	# Shares Registered for Resale that Continue to be Held	# Shares Sold in Registered Resale Transactions	# Shares Registered for Resale in Current Transaction
The Merav Abbe Irrevocable Trust	664,720	165,588	499,132	486,080
Nancy Abbe Trust	332,361	95,295	237,066	95,295
Colman Abbe	166,180	47,638	118,542	47,648
Cranshire Capital, L.P.	664,720	155,000	509,720	175,000
Romana Ltd.	664,720	491,174	173,546	190,587
Scot J. Cohen	2,991,240	682,640	2,308,600	928,352
Bruce T. Bernstein	249,273	51,070	198,203	71,470
Morris Wolfson	598,539	163,913	434,626	260,348
Aaron Wolfson	698,539	624,026	74,513	460,547
Iroquois Master Fund Ltd.	1,400,000	-	1,400,000	1,291,706
Ellis International Limited Inc.	2,095,620	171,354	643,820	733,020
Michael Gantcher	61,000	52,000	10,000	21,000
Joshua Silverman	61,000	11,000	50,000	52,287
Brian Daly	83,089	-	83,089	23,821
Eli Levitin	40,000	20,000	20,000	110,137
Abraham Wolfson	60,000	60,000	-	150,210
South Ferry #2	400,000	400,000	-	290,487
Ari Dani Corp.	200,000	65,000	135,000	100,000
Blizzard Capital	4,000,000	4,000,000	-	2,000,000
Northfield Advisors Inc.	1,000,000	1,000,000	-	500,000
Mustang International, L.P.	-	-	-	70,000
Scot Jason Cohen Foundation Inc.	-	-	-	49,782
Edward Rosenblum	-	-	-	93,341
Devidas Budhrani	-	-	-	202,153
Philip Mirabelli	110,392	-	110,392	31,287
Ellis Capital LLC	-	-	-	653,301

TOTAL	16,541,393	8,255,698	7,006,249	9,087,859

The number of shares outstanding* prior to Amendment No. 1 to Securities Purchase Agreements dated as of March 12, 2007 held by persons other than the selling security holders, affiliates of SulphCo and affiliates of the selling security holders was 39,010,960.

The number of shares outstanding* prior to the Allonge to Promissory Note, dated as of April 27, 2007, by which the Convertible Notes were issued, held by persons other than the selling security holders, affiliates of SulphCo and affiliates of the security holders was 39,858,404.

*Does not include any securities underlying any outstanding convertible securities, options, or warrants.

PLAN OF DISTRIBUTION

The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

The selling security holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling security holder. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling security holder. Based on information we received from the selling security holders, none of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. If we are notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a post-effective amendment to this prospectus naming the broker-dealer as an underwriter, and sales will not be made until such amendment has been declared effective by the SEC. If the selling security holders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

We have informed the selling security holders that during such time as they may be engaged in a distribution of any of the shares covered by this prospectus they are required to comply with the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or any other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution. Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of the security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions.

We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum, and that Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.

We have further advised the selling security holders and distribution participants that they are required to consult with their own legal counsel to ensure compliance with Regulation M. With respect to compliance by SulphCo with Regulation M, we have conferred with our securities counsel and will continue to confer with counsel to ensure compliance with Regulation M.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The financial statements as of December 31, 2006 and 2005 and for the years then ended, incorporated by reference in this prospectus, have been so included in reliance on the report of Marc Lumer & Company, independent certified public accountants and a registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The financial statements for the year ended December 31, 2004, incorporated by reference in this prospectus, have been so included in reliance on the report of Mark Bailey & Company, Ltd., independent certified public accountants and a registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus has been passed upon for us by McDonald Carano Wilson LLP, Reno, Nevada.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may also read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the internet from the SEC's website at http://www.sec.gov, or at our website at http://www.sulphco.com.

This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. This prospectus does not contain all the information contained in the registration statement. Some items are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements made in this prospectus concerning the contents of any documents referred to in the prospectus are not necessarily complete. With respect to each such document filed with the SEC as an exhibit to the registration statement, please refer to the exhibit for a more complete description, and each such statement is qualified by such reference. To see more detail, you should read the exhibits and schedules filed with our registration statement.

The SEC allows this prospectus to "incorporate by reference" certain other information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that we have registered have been sold:

(1)	Our Annual Report, on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 2, 2007;

(2)
Our Current Reports on Form 8-K filed January 18, 2007, January 22, 2007, January 25, 2007, February 7, 2007, February 9, 2007, February 12, 2007, March 14, 2007 and March 29, 2007, May 23, 2007, June 1, 2007, July 13, 2007, July 16, 2007, July 17, 2007, August 6, 2007, August 7, 2007, August 9, 2007 and September 7, 2007;

(3)	The description of our common stock contained in our report on Form 8-A filed on October 3, 2005; and

(4)	All other reports filed by us pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2005.

If you make a request for such information in writing or by telephone, we will provide to you, at no cost, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests should be addressed to us as follows:

SulphCo, Inc.
4333 W. Sam Houston Pkwy N., Suite 190
Houston, TX 77043
Attention: Mr. Stanley W. Farmer
Vice President and Chief Financial Officer
Telephone: (713) 896-9100

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.